ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2014
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

THE ACCOMPANYING INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY'S AUDITORS.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Danielle Beauchamp"

Danielle Beauchamp
President and Director
June 12, 2014

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

	March 31,	December 31,
	2014	2013
	$	$
ASSETS

Current
Cash	5,288	12,948
Prepaid expenses	6,634	4,935
Other receivable	252	361

	12,174	18,244

LIABILITIES

Current
Accounts payable	27,875	34,752
Accrued liabilities	24,211	22,441
Loans payable (Note 5)	-	-
Due to related parties (Note 7)	156,245	130,951
	208,331	188,144

STOCKHOLDERS' DEFICIT

Capital Stock (Note 6)
Authorized:
Unlimited common voting shares without par value
Issued:
13,742,223 common shares (2013 – 13,742,223)	13,490,513	13,490,513
Additional paid in capital	3,351,366	3,351,366
Deficit accumulated during the exploration stage	(17,038,036)	(17,011,779)
	(196,157)	(169,900)

	12,174	18,244

CONTINGENCIES AND COMMITMENTS (Notes 1 and 3)

Approved by the Board of Directors:

"Danielle Beauchamp"	"Fouad Mallouk"

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED MARCH 31,				June 16, 1995 (inception) to
	2014		2013		March 31, 2014
	$		$		$
Expenses
Depreciation		-		39	7,252
Consulting		4,000		-	288,700
Consulting – stock based compensation		-		-	2,926,980
Financing fee – stock based compensation		-		-	90,096
Interest and bank charges		203		996	32,767
Management fees (Note 5)		7,500		15,000	1,268,154
Mineral property costs		-		-	11,324,777
Office and sundry (Note 5)		5,541		6,240	671,697
Professional fees		8,123		4,931	704,912
Travel and promotion		890		120	311,653

Loss Before Other Items		(26,257)		(27,326)	(17,626,988)

Fair value adjustment of derivative liabilities		-		-	333,965
Gain on debt settlement		-		-	188,417
Loss on disposal of assets		-		-	(592)

Net Loss Before Income Taxes		(26,257)		(27,326)	(17,105,198)

Deferred income tax recovery		-		-	67,162

Net Loss and Comprehensive Loss		(26,257)		(27,326)	(17,038,036)

Net Loss Per Share
Basic and Diluted		$(0.00)		$(0.00)

Weighted Average Common Shares Outstanding
Basic		13,742,223		13,742,223

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

Share issued for cash	1		1	-	-	-		1
Loss for the period	-		-	-	-	(38,624)		(38,624)
Balance, December 31, 1995	1		1	-	-	(38,624)		(38,623)
Shares issued for cash	913,000		276,500	-	-	-		276,500
Loss for the year	-		-	-	-	(210,592)		(210,592)
Balance, December 31,1996	913,001		276,501	-	-	(249,216)		27,285
Loss for the year	-		-	-	-	(74,529)		(74,529)
Balance, December 31, 1997	913,001		276,501	-	-	(323,745)		(47,244)
Loss for the year	-		-	-	-	(60,148)		(60,148)
Balance, December 31, 1998	913,001		276,501	-	-	(383,893)		(107,392)
Loss for the year	-		-	-	-	(70,046)		(70,046)
Balance, December 31, 1999	913,001		276,501	-	-	(453,939)		(177,438)
Loss for the year	-		-	-	-	(66,855)		(66,855)
Balance, December 31, 2000	913,001		276,501	-	-	(520,794)		(244,293)
Loss for the year	-		-	-	-	(58,749)		(58,749)
Balance, December 31, 2001	913,001		276,501	-	-	(579,543)		(303,042)
Forgiveness of amounts due to related party	-		-	-	200,671	-		200,671
Loss for the year	-		-	-	-	(59,428)		(59,428)
Balance, December 31, 2002	913,001		276,501	-	200,671	(638,971)		(161,799)
April 25, 2003 – shares issued for mineral property	600,000		60,000	-	-	-		60,000
Loss for the year	-		-	-	-	(319,515)		(319,515)
Balance, December 31, 2003	1,513,001		336,501	-	200,671	(958,486)		(421,314)
February 5, 2004 – shares issued for cash at $2.20 per share	99,750		219,450	-	-	-		219,450
February 5, 2004 – deferred tax recovery on 10,800 flow-through shares	-		(2,376)	-	-	-		(2,376)
June 8, 2004 – shares issued for cash at $4.04 per share	69,800		282,331	-	-	-		282,331
August 24, 2004 – stock options exercised at $3.30 per share	10,000		32,983	-	-	-		32,983

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders' fees	294,800		510,876	-	-	-		510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000		58,788	-	-	-		58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)		(7,500)	-	7,500	-		-
Stock based compensation	-		-	-	421,000	-		421,000
Loss for the year	-		-	-	-	(956,446)		(956,466)
Balance, December 31, 2004	1,627,351		1,431,053	-	629,171	(1,914,932)		145,292
January 6, 2005, refund for overpayment in 2004 private placement	-		(3,000)	-	-	-		(3,000)
March 21, 2005, shares issued for property acquisition a US $3.00 per share	12,500		45,604	-	-	-		45,604
September 22, 2005, flow-through shares Issued at $2.00 per share	29,500		59,000	-	-	-		59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-		(20,119)		-	-		(20,119)
September 22, 2005, units issued at US $1.50 per unit	55,000		97,152	-	-	-		97,152
October 7, 2005, units issued at US $1.10 per unit	127,500		165,154	-	-	-		165,154
October-December 2005, shares issued on exercise of stock options at US $1.50 per share	25,000		44,147	-	-	-		44,147
October 2005, shares issued on exercise of warrants at $3.00 per share	5,000		15,000	-	-	-		15,000

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

November 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders' fees	553,334		944,800	-	-	-		944,800
Stock based compensation	-		-	-	163,400	-		163,400
Forgiveness of amounts due to related party	-		-	-	102,327	-		102,327
Obligation to issue shares	-		-	8,638,667		-		8,638,667
Loss for the year			-	-	-	(10,068,841)		(10,068,841)
Balance, December 31, 2005	2,435,185		2,778,791	8,638,667	894,898	(11,983,773)		328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889		8,638,667	(8,638,667)	-	-		-
January - August 2006, shares issued on exercise of stock options at US $1.50 per share	41,000		69,317	-	-	-		69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450		223,350	-	-	-		223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500		51,772	-	-	-		51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000		93,585	-	-	-		93,585
August - November 2006, shares issued on exercise of warrants at US $2.50 per share	95,500		269,149	-	-	-		269,149
December 2006, shares issued for flow- through private placement at $2.30 per share	20,000		46,000	-	-	-		46,000
Stock based compensation	-		-	-	2,027,384	-		2,027,384
Deferred tax recovery on 54,000 flow-through shares	-		(44,667)		-	-		(44,667)
Loss for the year	-		-	-	-	(2,973,161)		(2,973,161)
Balance, December 31, 2006	7,601,524		12,125,964	-	2,922,282	(14,956,934)		91,312

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

							DEFICIT
							ACCUMULATED
	NUMBER				OBLIGATION	ADDITIONAL	DURING
	OF				TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT			SHARES	CAPITAL	STAGE	TOTAL
		$			$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524		12,125,964		-	2,922,282	(14,956,934)		91,312
March 12, 2007, shares issued for property option payment at market price of US$3.00 per share	50,000		175,530		-	-	-		175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000		8,760		-	-	-		8,760
March 31, 2007, shares issued for private placement at US$1.50 per share net of finder's fee of $4,537	26,669		41,647		-	-	-		41,647
Stock based compensation	-		-		-	113,074	-		113,074
April 3, 2007, shares issued for options exercise at US$1.50 per share	5,000		8,507		-	-	-		8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000		23,306		-	-	-		23,306
Loss for the year	-		-		-	-	(598,783)		(598,783)
Balance, December 31, 2007	7,698,193		12,383,714		-	3,035,356	(15,555,717)		(136,647)
Loss for the year	-		-		-	-	(414,840)		(414,840)
Balance, December 31, 2008	7,698,193		12,383,714		-	3,035,356	(15,970,557)		(551,487)
Subscriptions received	-		-		26,375	-	-		26,375
June 22, 2009, shares issued for private placement at US$0.15 per share Transfer derivative liability for warrants granted in the year	4,037,500 -		683,057	(339,311)	- -	- -	- -		683,057	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000		74,692		-	-	-		74,692
Transfer derivative liability for warrants exercised in the year	-		59,689		-	-	-		59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)		(95,753)		-	-	-		(95,753)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

December 16, 2009, shares issued for amendment to property option agreement at a market price of US$0.395 per share	150,000		62,260	62,260	-	-		124,520
Stock based compensation			-	-	228,510	-		228,510
Loss for the year	-		-	-	-	(1,092,043)		(1,092,043)
Balance, December 31, 2009	7,738,693		12,828,348	88,635	3,263,866	(17,062,600)		(881,751)
February 3, 2010, shares issued for amendment to property option agreement at a market price of US$0.395 per share	150,000		62,260	(62,260)	-	-		-
February 18, 2010, shares issued for private placement at US$0.15 per share, net of finance fee	1,613,162		247,214	(26,375)	-	-		220,839
Transfer derivative liability for warrants granted in the year	-		(125,435)	-	-	-		(125,435)
Warrants exercise at US$0.20 per share during the year	766,248		159,620	-	-	-		159,620
Transfer derivative liability for warrants exercised in the year	-		134,800	-	-	-		134,800
Income for the year	-		-	-	-	263,194		263,194
Balance, December 31, 2010	10,268,103		13,306,807	-	3,263,866	(16,799,406)		(228,733)
February 22, 2011, shares issued for property option payment at US$0.15 per share market price	100,000		15,000	-	-	-		15,000
Loss for the year	-		-	-	-	(189,503)		(189,503)
Balance, December 31, 2011	10,368,103		13,321,807	-	3,263,866	(16,988,909)		(403,236)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

Balance, December 31, 2011, carried forward	10,368,103		13,321,807	-	3,263,866	(16,988,909)		(403,236)
April 13, 2012, units issued for private placement at $0.05 per share	3,074,120		153,706	-	-	-		153,706
April 20, 2012, shares issued for property at $0.05 per share	300,000		15,000	-	-	-		15,000
Recognition of 9 months management fees $5,000/month	-		-	-	45,000	-		45,000
Loss for the year	-		-	-	-	(51,039)		(51,039)
Balance, December 31, 2012	13,742,223		13,490,513	-	3,308,866	(17,039,948)		(240,569)
Recognition of 6 months management fees $5,000/month	-		-	-	30,000	-		30,000
Recognition of 5 months management fees $2,500/month	-		-	-	12,500	-		12,500
Net income for the year	-		-	-	-	28,169		28,169
Balance, December 31, 2013	13,742,223		13,490,513	-	3,351,366	(17,011,779)		(169,900)
Net loss for the period				-	-	(26,257)		(26,257)
Balance, March 31, 2014	13,742,223		13,490,513	-	3,351,366	(17,038,036)		(196,157)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED MARCH 31,				June 16, 1995 (inception) to
	2014		2013		March 31, 2014
	$		$		$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss		(26,257)		(27,326)	(17,038,036)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation		-		39	7,252
Stock based compensation		-		-	3,017,076
Shares issued for mineral property acquisition		-		-	9,184,881
Shares issued for debt		-		-	23,306
Non-cash management fees		-		15,000	87,500
Deferred tax recovery		-		-	(67,162)
Fair value adjustment of derivative liabilities		-		-	(333,965)
Gain on debt settlement		-		-	(188,417)
Loss on disposal of assets		-		-	592
Changes in non-cash operating working capital items:
Prepaid expenses		(1,699)		1,084	(6,634)
Other receivable		109		(142)	(252)
Accounts payable and accrued liabilities		(5,107)		9,582	196,902
Due to related parties		170		-	347
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(32,784)		7,890	(5,116,610)

CASH FLOWS USED IN INVESTING ACTIVITIES
Legal settlement		-		-	(95,753)
Equipment		-		-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		-		-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable		-		698	43,600
Due to related parties		25,124		-	458,857
Net proceeds on sale of common stock		-		-	4,722,999
NET CASH FLOWS FROM FINANCING ACTIVITIES		25,124		698	5,225,456

INCREASE (DECREASE) IN CASH		(7,660)		(1,065)	5,248
CASH, BEGINNING OF PERIOD		12,948		1,764	-

CASH, END OF PERIOD		5,288		699	5,288
SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 6)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2014
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.  The Company is in the business of mineral exploration. The address of the Company's corporate office and principal place of business is 1390A William Road, Montreal, Quebec H3C 1R5.  The Company's shares are publicly traded on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

Exploration Stage Activities
The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.  In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.  The Company has accumulated a net loss of $17,038,036 since its inception. There is a working capital deficiency of $196,157 and the Company has no sources of operating revenue.  The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year.  Although there are no assurances that management's plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies followed in the preparation of the March 31, 2014 unaudited interim financial statements are consistent with those used in the preparation of the annual audited financial statements.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent year, December 31, 2013, as reported in Form 20-F, have been omitted. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2014
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

3.	MINERAL EXPLORATION PROPERTY

Doran Property, Quebec

i)	By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the "Doran Property") in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. ("Abbastar") – Note 4b iii); and
d.
$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar's interest (Note 4b iii).  The Company allowed certain claims to lapse, and at March 31, 2014 holds a total of 3 claims totaling approximately 165 hectares.

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)	On February 13, 2007 the Company entered into an option agreement (the "Option") with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of March 31, 2014, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2014
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	CAPITAL STOCK

a)	Issued Shares

There were no shares issuances during the period ended March 31, 2014 or the year ended December 31, 2013.

b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan ("SOP") for its officers, directors and consultants to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years.  In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

There were no options issued and outstanding during the period ended March 31, 2014 or the year ended December 31, 2013.

c)	Warrants

On April 13, 2012, pursuant to a private placement, 1,537,060 warrants at an exercise price of $0.15 with a term of two years were issued.

Activity in warrants is summarized as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life
Balance, December 31, 2011	1,613,162	US $0.25	0.07
Issued	1,537,060	$0.15	2.00
Exercised	-	-	-
Expired	(1,613,162)	US $0.25	-
Balance, years ended December 31, 2012, 2013 and the period ended March 31, 2014	1,537,060	$0.15	0.03

Subsequent to March 31, 2014, 1,537,060 warrants expired unexercised.

5.    RELATED PARTY TRANSACTIONS

As at March 31, 2014, $11,079 (December 31, 2013 - $1,179) was owing to a director, former director and a company controlled by a former director of the Company.   The amounts are unsecured, non-interest bearing and due on demand.

As at March 31, 2014, $145,166 (December 31, 2013 - $129,772) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at March 31, 2014, accrued interest of $347 (December 31, 2013 - $177) was included in loans payable.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2014
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

5.    RELATED PARTY TRANSACTIONS (continued)

During the period ended March 31, 2014, the Company incurred $7,500 (March 31, 2013 - $15,000) in management fees which was accrued to a director.  Effective April 1, 2012 until December 31, 2013, former directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt.  In accordance with U.S. GAAP, the Company recorded $nil (March 31, 2013 - $15,000) in management fees as an increase to additional paid-in capital.

During the period ended March 31, 2014, the Company incurred $2,400 in rent expense (March 31, 2013 - $nil) which was accrued to a director.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

6.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Period ended March 31, 2014		Year ended December 31, 2013
Cash paid during the period/year for:	$		$
Interest		-		12,883

During the period ended March 31, 2014 and year ended December 31, 2013, there were no non-cash transactions.

7.    FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

The carrying values and fair values of the Company's financial instruments are as follows:

		MARCH 31, 2014		DECEMBER 31, 2013
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$5,288	$5,288	$12,948	$12,948
Other receivable	3	252	252	361	361
		$5,540	$5,540	$13,309	$13,309
Financial liabilities
Accounts payable	3	$27,875	$27,975	$34,752	$34,752
Loans payable	3	-	-	-	-
Due to related parties	3	156,245	156,245	130,951	130,951
Total		$184,120	$184,120	$165,703	$165,703